                          MULDOON MURPHY & AGUGGIA LLP
                                Attorneys at Law
                           5101 Wisconsin Avenue, N.W.
                             Washington, D.C. 20016
                                      ----
                               Tel: (202) 362-0840
                               Fax: (202) 966-9409
                                      ----
                              www.muldoonmurphy.com



                                February 14, 2005


VIA EDGAR AND COURIER (SEC MAIL STOP 0408)
------------------------------------------

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, Mail Stop 0408
Washington, D.C.  20549

              RE:  FEDFIRST FINANCIAL CORPORATION
                   AMENDMENT NO. 2 TO FORM SB-2, FILED FEBRUARY 8, 2005 FILE NO. 333-121405
                   -------------------

Dear Mr. Friar:

         On behalf of FedFirst Financial Corporation (the "Company"), enclosed for filing is Pre-Effective Amendment No. 3 to the Registration Statement on Form SB-2 (the "Amended Registration Statement"), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Amendment No. 2 to the Registration Statement on Form SB-2 filed on February 8, 2005.

         The Amended Registration Statement is filed in response to the staff's comment letter issued on February 10, 2005. To aid in your review, we have repeated the staff's comments followed by the Company's responses and indicated where the document has been revised in response to such comments.

LIQUIDITY MANAGEMENT - PAGE 65 / STATEMENT OF CASH FLOWS - PAGE F-5
-------------------------------------------------------------------

COMMENT NO. 1

         WE NOTE YOUR REVISED DISCLOSURE OF LOANS DISBURSED AND LOAN PRINCIPAL REPAYMENTS ON PAGE 71 OF THE PROSPECTUS. PLEASE SUPPLEMENTALLY PROVIDE US WITH A ROLLFORWARD OF YOUR LOANS RECEIVABLE FOR ALL PERIODS PRESENTED ALONG WITH A RECONCILIATION OF THIS ROLLFORWARD TO THE DISCLOSURE ON PAGE 71 AND TO YOUR STATEMENT OF CASH FLOWS.

U.S. Securities and Exchange Commission
February 14, 2005
Page 2


RESPONSE TO COMMENT NO. 1

         As discussed with the Staff, the Company is unable, without undue burden and expense, to determine gross originations and repayments of loans for all periods. Accordingly, the Company has not provided the requested rollforward for 2003. The primary reason for the Company's inability to generate this information is that transactions that do not involve the disbursement of cash, such as internal refinancings and the reclassification of construction loans to permanent mortgage loans, cannot be distinguished in the accounting records from transactions that do involve the disbursement of cash. Pursuant to discussions with the Staff, the Company has revised the table on page 72 to omit disclosure of gross loan originations and repayments for 2002 and 2003 and has added disclosure about the Company's inability to generate this information, the reasons why the Company is unable to generate this information and steps that the Company intends to take in order to be able to generate this information for future periods.

STATEMENT OF CASH FLOWS - PAGE F-5
----------------------------------

COMMENT NO. 2

         PLEASE REVISE YOUR STATEMENTS OF CASH FLOWS SO THAT THE SUM OF THE COMPONENTS OF CASH FLOWS FROM OPERATING, INVESTING AND FINANCING ACTIVITIES EQUALS THE RESPECTIVE NET AMOUNT AS DISCLOSED IN YOUR STATEMENT. IN ADDITION, PLEASE REVISE YOUR STATEMENT OF CASH FLOWS, IF NECESSARY, RELATED TO YOUR CASH FLOW DATA FOR LOANS RECEIVABLE.

RESPONSE TO COMMENT NO. 2

         As discussed with the Staff, errors in the production of the EDGAR filing of Amendment No. 1 to the Registration Statement (which were carried forward in Amendment No. 2) caused the cash flow statement that was included in the EDGAR filing to differ from the actual cash flow statement of the Company, which was included in the paper courtesy copies provided to the Staff. The EDGAR version of the cash flow statement has been corrected in this filing so that it corresponds to the paper version provided to the Staff.

COMMENT NO. 3

         IF APPLICABLE, PLEASE INCLUDE A FOOTNOTE QUANTIFYING THE CHANGES TO THE STATEMENT OF CASH FLOWS AND DESCRIBING THE REASONS FOR THESE CHANGES.

RESPONSE TO COMMENT NO. 3

         Not applicable.  See response to Comment No. 2.

U.S. Securities and Exchange Commission
February 14, 2005
Page 3


GENERAL
-------

COMMENT NO. 4

         IF APPLICABLE, PLEASE FILE AN UPDATED CONSENT FROM OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

RESPONSE TO COMMENT NO. 4

         An updated consent is included with the filing.


                                    * * * * *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone Paul M. Aguggia or the undersigned at (202) 362-0840.

                                      Very truly yours,

                                      MULDOON MURPHY & AGUGGIA LLP

                                      /s/ Aaron M. Kaslow

                                      Aaron M. Kaslow, Esq.

Enclosures
cc:      Peter D. Griffith
         Gregory Dundas, Securities and Exchange Commission
         Benjamin Phippen, Securities and Exchange Commission
         Paul M. Aguggia, Esq.
         Michael Brown, Esq.



              LOAN ROLLFORWARD
              ----------------
                                         BEGIN BAL       LOANS DISB         CAP INT        OTHER          CASH            BALANCE
LOAN #             TYPE                  12/31/03           2004             & ESC        NON CASH        REPAY           9/30/04
------             ----                ------------    -------------      -----------    -----------     -------        -----------

1010          LOANS                      86,068,961       15,030,050         306,275                     8,642,642       92,762,644
1011          MTG PURCH                  66,111,822                0                                    10,565,074       55,546,748
1050          LOANS PART                  2,145,758                                                      1,836,599          309,160
1050-C        LOANS SOLD                 (1,270,106)                                                      (975,685)        (294,421)
1081          PREM LNS PUR                  740,209                                        (142,129)             0          598,080
1210          SHARE LOANS                   290,589           74,697           7,673                       109,427          263,531
1215          COMM LOANS                    971,467            5,471                                        74,394          902,545
1220          HIP LOANS                     999,097           54,949          23,178                       315,573          761,651
1240          ED LOANS                    1,982,324          269,732           5,415              0        388,181        1,869,290
1250          SEC CONSUMER                  525,030                            8,334                       129,054          404,310
1251          HOME EQ INSTAL LN           6,789,459          517,310          76,366                     1,756,783        5,626,352
1255          UNSEC CONSUM                  164,755           40,923           4,769                        85,300          125,146
1256          EQ/LOC LOANS                1,018,583          108,637               0                       136,728          990,492
1796          DEF LOAN EXP                  620,245                                         (23,642)             0          596,603
2410          MTG LOANS IN PROCESS         (503,376)                                     (2,321,798)             0       (2,825,174)
2510          RES UNCOL INT                  (5,870)                                          4,371              0           (1,499)
2511          RES SERV BY US                (15,596)                                          2,155              0          (13,441)
2532          RES LOSS --MTG               (600,000)                                              0              0         (600,000)
2533          RES CONS & OTH               (125,000)                                              0              0         (125,000)
2620          DISC LNS PURCH               (218,132)                                         32,045              0         (186,087)
2640          DEF LN FEES                  (206,364)                                          2,959              0         (203,405)
9999          PROV/CHG OFF                        0                0               0       (150,423)      (150,423)               0
                                        -----------       ----------         -------     ----------     ----------      -----------
                                        165,483,855       16,101,769         432,010     (2,596,462)    22,913,647      156,507,524